Merrill Lynch, Pierce, Fenner & Smith
                    Incorporated
One Bryant Park
New York, New York 10036
J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
August 10, 2011

Re:	Carbonite, Inc. Registration Statement on Form S-1 (File No. 333-174139)
Barbara C. Jacobs, Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-3720
Ladies and Gentlemen:
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), please be advised that we have distributed approximately 4,965 copies of the Preliminary Prospectus included in the Registration Statement on Form S-1 through 7:00 a.m. EDT on August 5, 2011 to underwriters, dealers, institutions and others.
     We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
     In accordance with Rule 461 of the Act, we hereby join in the request of Carbonite, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 P.M. EDT on August 10, 2011, or as soon thereafter as practicable.

Very truly yours,
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
J.P. MORGAN SECURITIES LLC
Acting severally on behalf of themselves and the several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER &
SMITH INCORPORATED

/s/ Michele A.H. Allong

	Name:	Michele A.H. Allong
	Title:	Authorized Signatory

By:	J.P. MORGAN SECURITIES LLC

/s/ Thomas V. Rueger, Jr.

	Name:	Thomas V. Rueger, Jr.
	Title:	Executive Director